EXHIBIT 12.1

BAKER HUGHES INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In Millions, Except Ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Add:
Pre-tax income before adjustments for equity investees	$2,336	$1,281	$609	$2,317	$2,256
Fixed charges	369	273	219	172	131
Amortization of capitalized interest	3	2	2	1	1
Less:
Capitalized interest	11	11	8	7	5

Total earnings	$2,697	$1,545	$822	$2,483	$2,383

Fixed Charges
Add:
Interest expense	$224	$144	$131	$89	$66
Interest portion of rental expense	134	118	80	76	60
Capitalized interest	11	11	8	7	5

Total fixed charges	$369	$273	$219	$172	$131

Ratio of earnings to fixed charges	7.3	5.7	3.8	14.4	18.2